

January 26, 2011

Mr. Jure Sola
Chief Executive Officer
Sanmina-SCI Corporation
2700 N. First St.
San Jose, CA 95134

> **Re: Sanmina-SCI Corporation**
> **Form 8-K filed November 1, 2010**
> **Form 10-K for the Fiscal Year ended October 2, 2010**
> **Filed November 24, 2010**
> **File No. 000-21272**

Dear Mr. Sola:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 1, 2010

1.   We note your presentation of non-GAAP financial statements in a table within your Form 8-K. Please explain why you believe that this presentation is appropriate. We refer you to Question 102.10 of our Compliance and Disclosure Interpretations relating to non-GAAP financial measures.

Form 10-K for the Fiscal Year ended October 2, 2010

Item 3. Legal Proceedings, page 30

2.   In your response letter, please tell us whether the penalties assessed against you by the non-U.S. governmental entity would have a material effect on your operating results. If so, please tell us what consideration you gave to discussing the impact of these penalties

as a known uncertainty in Management's Discussion and Analysis. Refer to Item 303(a)(3) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

3.   Your Overview appears to lack a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Please tell us what consideration you have given to expanding this section to address, for instance, the material operational risks and challenges facing you and how management is dealing with these issues both on a short-term and long-term basis. In this regard, we note discussion in your fourth quarter earnings call on November 1, 2010 of issues in your component business that affected your gross margins and your new strategy to shift to higher margin products. We refer to Section III.A of SEC Release No. 33-8350.

Results of Operations

Net Sales, page 37

4.   We note that you identify the end markets that experienced net sales increases, as well as quantified these amounts. However, your current disclosures do not appear to explain to readers why these increases occurred. For example, it is unclear if the increases in net sales in your end markets are due to new customers or increased sales to existing customers. Please tell us how you considered disclosing the factors that caused your net sales to increase as well as the reasonable likelihood that this growth represents a material trend and whether you believe that these factors are indicative of future performance. Refer to Section III.B.3 of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 69

5.   We note your disclosure regarding the misappropriation of certain payments at one of your locations. In your response, please address the following:

- Tell us about the nature of the misappropriation, including how it was identified;
- We note your disclosure that this misappropriation occurred over numerous years. Please explain in sufficient detail why your internal controls did not detect this misappropriation;
- Explain to us the nature of the reserve of $3.4 million; and

- Tell us how the identified misappropriation impacted your assessment of internal control over financial reporting.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed December 10, 2010)

Incentive Compensation

Approval of Fiscal 2010 Incentive Compensation Plan, page 32

6.   We note that you have not disclosed your non-GAAP operating margin target for your 2010 Corporate Bonus Plan, although you did disclose the 2009 target in your proxy statement filed on December 18, 2009. Please disclose the 2010 target in your response letter or provide us with your analysis as to why disclosure of the target is not required. Also, we note that you have not disclosed your 2010 inventory turns or free cash flow targets, although information on your inventory turns and cash flow from your operations and investment activities is disclosed in your Form 10-K. Please disclose these 2010 performance targets in your response letter or provide your explanation as to why disclosure is not required. Please note that claims that disclosure of performance targets would cause competitive harm generally are not persuasive when actual performance has been disclosed.

Also, please note that to the extent you are relying on Instruction 4 to Item 402(b) to omit performance target disclosure, you must provide meaningful disclosure of the level of difficulty of attaining such targets. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In this regard, the following disclosure does not appear to sufficiently address the disclosure requirement: "The Committee believed that achievement of the targeted level of performance under the 2010 incentive plan would be moderately difficult to difficult based upon industry-wide and Sanmina-SCI's internal forecasts." In future filings please provide detailed support for the level of difficulty you assert in connection with your targets, such as a discussion of the correlation between historical and future achievement of the relevant performance metric.

7.   We note that the maximum corporate performance factor under your 2010 Plan appears to have been 180%. Please tell us how you calculated this percentage. For example, clarify whether any of the five pre-established corporate targets were weighed differently in calculating the corporate performance factor. Also, tell us how the actual corporate performance factor of 145% was calculated. Clarify the extent to which each of the pre-established corporate performance targets were met or exceeded.

Determination of Named Executive Officer Incentive Compensation Under 2010 Plan, page 33

8.   You indicate that the Compensation Committee has the "ability to adjust each participant's actual incentive compensation up or down based upon its assessment of individual performance." Please clarify whether the Compensation Committee's conclusions regarding each executive's individual performance were discretionary or based on any qualitative or quantitative factors. Also, please identify each executive officer whose incentive compensation was adjusted for individual performance and tell us the amount of such adjustment. We note your statement in this section that the Compensation Committee "concluded that all of the named executive officers had played a substantial role in implementing [the company's] new strategy." However, it appears from the chart on page 33 that Mr. Young's incentive compensation was adjusted down by approximately $56,000. Please advise.

Long-Term Equity-Based Incentive Awards, page 34

9.   You indicate that equity grants to the named executive officers in fiscal 2010 were based, in part, on individual performance. You further indicate that "all qualitative performance objective for fiscal 2010 for the named executive officers as a group had been met." Yet you do not appear to disclose the foregoing performance objectives. Please provide a detailed qualitative and quantitative description of the individual performance objectives that were used in determining equity grants to your named executive officers in fiscal 2010.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed December 10, 2010)

Security Ownership of Certain Beneficial Owners and Management, page 47

10.   Please tell us the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities, such as Columbia Wanger Asset Management, LP, Wellington Management Company, LLP, and Elm Ridge Management, LLC. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act. Confirm that you will provide this information in future filings.

Exhibit 23.1

11.   Please revise to properly evidence the signature of the independent registered public accounting firm that has provided the consent. Please refer to Rule 302 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Attorney-Advisor, at (202) 551-3548 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief